Contango ORE, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098

February 15, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Messrs. George K. Schuler and Craig Arakawa

Re:	Contango ORE, Inc. Form 10-K for the Fiscal Year ended June 30, 2022 Filed August 31, 2022 File No. 001-35770

Dear Messrs. George K. Schuler and Craig Arakawa:

Set forth below are the responses of Contango ORE, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 1, 2023 regarding the above-referenced Form 10-K (the “2022 Form 10-K”). Attached as Exhibit A hereto is a form of Amendment No. 1 to the 2022 Form 10-K (the “Form Amendment”) that the Company will file subsequent to the Staff’s confirmation that there are no additional comments thereto. The changes to the Form Amendment are shown in bold and underline.

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2022 Form 10-K.

Form 10-K
Overview, page 16

1.	Please modify your filing to state your material properties and disclose an explanation of the criteria you use to distinguish your material properties from your other exploration projects.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to add disclosure stating its material property and the criteria it uses to distinguish its material properties from its other exploration projects, as reflected at pages A-8 and A-7, respectively, of the Form Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

February 15, 2023

Peak Gold JV Property, page 18

2.	Please modify your filing and locate your material properties to within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to add a new map of its material property and the coordinates of its material and exploration properties, as reflected at pages A-13 and A-9, respectively, of the Form Amendment.

Exploration Overview, page 20

3.

We note your Peak Gold Joint Venture released a feasibility study in July 2022 and you reference reserve ounces and other economic metrics in this section based on that study. Please file the technical report summary that supports your reserve disclosure with the updated resources and economic metrics or remove this disclosure from your filing. See Item 1302(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to remove the referenced disclosure, as reflected at page A-14 of the Form Amendment.

4.

We note you reported resource estimates when you filed the Technical Report Summary with your S-3 on October 26, 2021. Please revise your filing to include your current resource/reserve estimates based on this report or another updated report. See Item 1303(b)(3) of Regulation S-K. In addition, please state whether your NSR cut-off values are a marginal or breakeven NSR cut-off.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to add a table containing its resource estimates, as well as disclosure of the NSR cut-off values, as reflected at pages A-10 through A-11 of the Form Amendment.

Location of and Access to the Lucky Shot Property, page 25

5.	Please modify your filing to provide a more precise location for all your exploration properties as required by Item 1303(b)(2)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to add a more precise location of all of its exploration properties, as reflected at pages A-11, A-19, A-20, A-21, A-23 and A-25 of the Form Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

February 15, 2023

*    *    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 877-1311.

Very truly yours,

/s/ Leah Gaines
Leah Gaines
Vice President and Chief Financial Officer

cc:	Tim Samson, Holland & Knight LLP Paul Monsour, Holland & Knight LLP

EXHIBIT A
Form 10-K Amendment

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-54136

CONTANGO ORE, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-3431051
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3700 BUFFALO SPEEDWAY, SUITE 925

Houston, Texas 77098

(Address of principal executive offices)

(713) 877-1311

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None.
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No  ☒

As of December 31, 2021, the aggregate market value of the registrant’s common stock held by non-affiliates (based upon the closing sale price of such common stock as reported on the NYSE American) was $91,669,837.  As of August 31, 2022, there were 6,775,818 shares of the registrant’s common stock outstanding.

Documents Incorporated by Reference

None.

EXPLANATORY NOTE

On August 31, 2022, Contango ORE, Inc., (the “Company”) filed its Annual Report on Form 10-K for the year ended June 30, 2022 (the “Original Filing”) with the Securities and Exchange Commission (the “SEC”). This Amendment No. 1 to the Original Filing (“Amendment No. 1”) is being filed to: (i) amend certain disclosures within Part I, Item 2. Properties of the Original Filing; (ii) revise the disclosure regarding our disclosure controls and procedures in Part II, Item 9A. Controls and Procedures of the Original Filing to reflect management’s conclusion that the Company’s disclosure controls and procedures were not effective at June 30, 2022 solely as a result of the updated disclosures responding to Item 601(b)(96) and subpart 1300 of Regulation S-K included in this Amendment No. 1; and (iii) file the Company’s 2020 Technical Report Summary (as defined below) as Exhibit 96.1 to this Amendment No. 1.

This Amendment No. 1 also updates, amends and supplements Part IV, Item 15. Exhibits and Financial Schedules of the Original Filing to include, among other items, the filing of new certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) as Exhibits 31.1 and 31.2, as well as third-party consents for the 2020 Technical Report Summary in Exhibit 23.1.

Except as described above, this Amendment No. 1 does not amend, update or change any other information set forth in the Original Filing (including in the consolidated financial statements included therein) and does not reflect or purport to reflect any information or events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC. This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, Part I, Item 2. Properties, Part II, Item 9A. Controls and Procedures, Part IV, Item 15. Exhibits and Financial Schedules, a signature page and the exhibits filed herewith.

CONTANGO ORE, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. The words and phrases “should be”, “will be”, “believe”, “expect”, “anticipate”, “estimate”, “forecast”, “goal” and similar expressions identify forward-looking statements and express expectations about future events. These include such matters as:

●	The Company’s financial position;
●	Business strategy, including outsourcing;
●	Meeting Company forecasts and budgets;
●	Anticipated capital expenditures and the availability of future financing;
●	Prices of gold and associated minerals;
●	Timing and amount of future discoveries (if any) and production of natural resources from the Peak Gold JV Property and the Company’s other properties;
●	Operating costs and other expenses;
●	Cash flow and anticipated liquidity;
●	The Company’s ability to fund its business with current cash reserves based on currently planned activities;
●	Prospect development;
●	Operating and legal risks; and
●	New governmental laws and regulations.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such expectations may not occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from future results expressed or implied by the forward-looking statements. These factors include among others:

●	Ability to raise capital to fund capital expenditures and repayment of indebtedness;
●	Ability to retain or maintain capital contributions to, and our relative ownership interest in the Peak Gold JV;
●	Ability to influence management of the Peak Gold JV;
●	Ability to realize the anticipated benefits of the Kinross Transactions;
●	Potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	Operational constraints and delays;
●	Risks associated with exploring in the mining industry;
●	Timing and successful discovery of natural resources;
●	Availability of capital and the ability to repay indebtedness when due;
●	Declines and variations in the price of gold and associated minerals;
●	Price volatility for natural resources, including declines and variations in the price of gold and associated minerals;
●	Availability of operating equipment;
●	Operating hazards attendant to the mining industry;
●	Weather;
●	Ability to find and retain skilled personnel;
●	Restrictions on mining activities;
●	Legislation that may regulate mining activities;
●	Impact of new and potential legislative and regulatory changes on mining operations and safety standards;
●	Uncertainties of any estimates and projections relating to any future production, costs and expenses (including changes in the cost of fuel, power, materials, and supplies);
●	Timely and full receipt of sale proceeds from the sale of any of our mined products (if any);
●	Stock price and interest rate volatility;
●	Federal and state regulatory developments and approvals;
●	Availability and cost of material and equipment;
●	Actions or inactions of third parties;
●	Potential mechanical failure or under-performance of facilities and equipment;
●	Environmental and regulatory, health and safety risks;
●	Strength and financial resources of competitors;

●	Worldwide economic conditions;
●	Impact of pandemics, such as the worldwide COVID-19 outbreak, which could impact the Peak Gold JV’s and the Company’s exploration schedule and operating activities;
●	Expanded rigorous monitoring and testing requirements;
●	Ability to obtain insurance coverage on commercially reasonable terms;
●	Competition generally and the increasing competitive nature of the mining industry;
●	Risk related to title to properties; and
●	Ability to consummate strategic transactions.

You should not unduly rely on these forward-looking statements in this report, as they speak only as of the date of this report. Except as required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” in this Form 10-K for some of the important factors that could affect the Company’s financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

PART I

Item 2.    PROPERTIES

Overview

Information concerning the Company’s mining properties in this Form 10-K have been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to the Company for the year ended June 30, 2022. These requirements differ significantly from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, subpart 1300 of Regulation S-K requires the Company to disclose its mineral resources, in addition to its mineral reserves, both in the aggregate and for each of the Company’s individually material mining properties.

As used in this Form 10-K, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person (“Qualified Person”), as defined in Item 1300 of Regulation S-K, that the mineral resources can be the basis of an economically viable project. Readers are specifically cautioned not to assume that any part or all of the mineral deposits (including any mineral resources) in these categories will ever be converted into mineral reserves, as defined in Item 1300 of Regulation S-K.

Readers are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a too high of a degree of uncertainty as to their existence to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, readers are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, readers are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves. See “Part I. Item 1A Risk Factors” of this Form 10-K.

The modeling and analysis of the Company’s resources have been developed by Company personnel with  several levels of internal review by management, and numerous outside third parties consultants, including an independent Qualified Person as defined in Item 1300 of Regulation S-K. The development of such resources estimates, including related assumptions, was a collaborative effort between the Qualified Persons, Company staff and in some instances, independent third party consultants.

When determining resources and reserves, as well as the differences between resources and reserves, management developed specific criteria, each of which must be met to qualify as a resource or reserve, respectively. Based on these criteria – which include such parameters as grade, tonnes, density, strip ratio, metallurgical recover concentration as well as other parameters including hydrologic and geotechnical parameters are all used to determine the ability to potentially extract the ore at a profit using assumptions based on costs and the quality and price of the metals to be sold. The Qualified Persons and Company management agree on the reasonableness of the criteria and assumptions for the purposes of estimating resources and reserves. Calculations using these criteria are reviewed and validated by the Qualified Persons.

The information that follows is derived, for the most part, from, and in some instances is an extract from, the technical report summary prepared by Sims Resources LLC on the Manh Choh Project (as defined below) as of December 31, 2020 (the “2020 Technical Report Summary”). The 2020 Technical Report Summary was prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the 2020 Technical Report Summary, filed as Exhibit 96.1 to this Form 10-K and incorporated herein by reference.

Property Summary

On January 8, 2015, the Company and a subsidiary of Royal Gold, Inc. (“Royal Gold”) formed Peak Gold, LLC (the “Peak Gold JV”), and the Company contributed its leasehold interest in a mineral lease with the Native Village of Tetlin whose governmental entity is the Tetlin Tribal Council (“Tetlin Tribal Council”) for the exploration of minerals near Tok, Alaska on a currently estimated 675,000 acres (the “Tetlin Lease”) to the Peak Gold JV.  In addition to the Tetlin Lease, the Peak Gold JV also holds approximately 13,000 additional acres of State of Alaska mining claims for the exploration of gold and associated minerals (together with the Tetlin Lease, the “Peak Gold JV Property”). As of June 30, 2022, the Company held a 30.0% membership interest, and KG Mining held a 70.0% membership interest, in the Peak Gold JV. The Peak Gold JV Property contains the Main and North Manh Choh deposits (the “Manh Choh Project”), which the Company currently considers its only material property.

The Company also separately owns the mineral rights to approximately 223,200 acres of State of Alaska and patented mining claims for exploration through its wholly-owned subsidiaries AGT (consisting of the Lucky Shot Property) and Contango Minerals (consisting of the Eagle/Hona, Triple Z, and Shamrock prospects and additional state mining claims in the Willow Mining District), and has begun allocating more annual resources to exploration of those properties and other new opportunities.

The Company believes that it and the Peak Gold JV hold good title to their respective properties, in accordance with standards generally accepted in the mineral industry. As is customary in the mineral industry, the Company conducted only a preliminary title examination at the time it entered into the Tetlin Lease. The Peak Gold JV conducted a title examination prior to the assignment of the Tetlin Lease to the Peak Gold JV and performed certain curative title work.  Before the Company or the Peak Gold JV begins any mine development work, however, the Company or the Peak Gold JV, as applicable, expects to conduct a full title review and perform curative work on any defects that it deems significant. A significant amount of additional work is likely required in the exploration of the Peak Gold JV Property and the Contango Properties before any determination as to the economic feasibility of a mining venture can be made.

The following table outlines the land ownership of the three legal entities that own mineral rights in Alaska: the Company's 30% ownership of the Peak Gold JV (through CORE Alaska, LLC, the Company's wholly-owned subsidiary); AGT; and Contango Minerals; each as of June 30, 2022:

Property	Location	Commodities	Claims	Estimated Acres	Type
Peak Gold JV (30.0% Interest):
Tetlin Lease	Eastern Interior	Gold, Copper, Silver	-	675,000	Lease
Tetlin-Tok	Eastern Interior	Gold, Copper, Silver	129	10,400	State Mining Claims
Eagle	Eastern Interior	Gold, Copper, Silver	30	2,600	State Mining Claims
			159	688,000
AGT (Leased from Alaska Hard Rock Inc.) (100% Interest):
Lucky Shot	South Central	Gold	58	7,900	State Mining Claims
Lucky Shot	South Central	Gold	43	700	Patented Mining Claims
			101	8,600
Contango Minerals (100% Interest):
Eagle	Eastern Interior	Gold, Copper, Silver	396	64,800	State Mining Claims
Triple Z	Eastern Interior	Gold, Copper, Silver	95	14,800	State Mining Claims
Hona	Eastern Interior	Gold, Copper, Silver	482	74,300	State Mining Claims
Shamrock	Eastern Interior	Gold, Copper, Silver	361	52,700	State Mining Claims
Willow	South Central	Gold	69	8,000	State Mining Claims
			1,403	214,600
		TOTALS:	1,663	911,200

Below is a map showing the location of the Peak Gold JV Property and the Contango Properties, including the ownership percentage for the rights associated with each property held by the Peak Gold JV or the Company, as applicable, and the nature of each interest:

Below are the coordinates of the Peak Gold JV Property and the Contango Properties:

Property	Latitude*	Longitude*
Shamrock	64.397	-146.532
Eagle/Hona	63.209	-143.440
Manh Choh	62.947	-142.627
Triple Z	63.364	-142.490
Lucky Shot	61.776	-149.411
Willow	61.802	-149.232
* Lat/Long (NAD83)

The Peak Gold JV Property and the Contango Properties are all currently in the exploration stage.  The Peak Gold JV Property and the Contango Properties are not currently producing, have not had mineral production during any of the three most recently completed fiscal years of the Company, and are not currently known to host proven or provable mineral reserves, as defined in Item 1300 of Regulation S-K.

Acquisition of Exploration and Mining Rights

Exploration and mining rights in Alaska may be acquired in the following manners: public lands, private fee lands, unpatented Federal or State of Alaska mining claims, patented mining claims, and tribal lands. The primary sources for acquisition of these lands are the United States government, through the Bureau of Land Management and the United States Forest Service, the Alaskan state government, tribal governments, and individuals or entities who currently hold title to or lease government and private lands.

Tribal lands are those lands that are under control by sovereign Native American tribes. Areas that show promise for exploration and mining can be leased from or joint ventured with the tribe controlling the land, including land constituting the Tetlin Lease.

The State of Alaska government owns public lands. Mineral resource exploration, development and production are administered primarily by the State Department of Natural Resources. Ownership of the subsurface mineral estate, including alluvial and lode mineral rights, can be acquired by staking a 40-acre or 160-acre mining claim, which right is granted under Alaska Statute Sec. 38.05.185 to 38.05.275, as amended. The State of Alaska government continues to own the surface estate, subject to certain rights of ingress and egress owned by the claimant, even though the subsurface can be controlled by a claimant with a right to extract through claim staking. A mining claim is subject to annual assessment work requirements, the payment of annual rental fees and royalties due to the State of Alaska after commencement of commercial production. Both private fee-land and unpatented mining claims and related rights, including rights to use the surface, are subject to permitting requirements of federal, state, tribal and local governments.

Mine Types

Other than the former-producing mines located on the Lucky Shot Property (described below), which are not currently active, there are no existing mines on either the Peak Gold JV Property or any of the Contango Properties.  Because the Peak Gold JV Property and the Contango Properties are all currently in the exploration stage, the Company has not determined the type of mine that may be established in the future in connection with any possible mineral production.

Summary of Mineral Resources

A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserves. Confidence in the estimate of inferred mineral resources is insufficient to allow the meaningful application of technical and economic parameters.

The mineral resources at the Manh Choh Project were developed using a computer-based block model of the deposit. The block model was assembled based on the drill hole assay information and geologic interpretation of the mineralization boundaries. Mineral resources were estimated using the block model and open pit design to establish the component of the deposit with reasonable prospects of economic extraction.

Independent Mining Consultants, Inc. assembled the block model and the estimate of mineral resources. The model was assembled during 2017 based on drilling available on April 29, 2017. Additional ongoing drilling has been reported since that time and will be incorporated into future updated block models. Exploration and drilling at the Manh Choh Manh Choh Project has defined several areas of potentially economically extractable mineralization.

The tables below summarize the mineral resource estimate for the Manh Choh Project effective December 31, 2020 on both a: (i) Peak Gold, LLC 100% ownership basis and (ii) Contango 30% attributable ownership basis.

Peak Gold, LLC 100% Ownership

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)	Grade (g/t Ag)	Contained Metal (000 oz Ag)	Grade (g/t AuEq)	Contained Metal (000 oz AuEq)
Measured	473	6.4	97	16.7	254	6.6	101
Indicated	8,728	4.0	1,111	14.1	3,945	4.2	1,168
Total Measured + Indicated	9,201	4.1	1,208	14.2	4,199	4.3	1,267

Inferred	1,344	2.7	116	16.1	694	2.9	126

Contango 30% Attributable Ownership

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)	Grade (g/t Ag)	Contained Metal (000 oz Ag)	Grade (g/t AuEq)	Contained Metal (000 oz AuEq)
Measured	142	6.4	29	16.7	76	6.6	30
Indicated	2,618	4.0	333	14.1	1,183	4.2	350
Total Measured + Indicated	2,760	4.1	362	14.2	1,260	4.3	380

Inferred	403	2.7	35	16.1	208	2.9	38

Notes:

1.	The definitions for mineral resources in Item 1300 of Regulation S-K were followed for mineral resources.
2.	Mineral resources are estimated at a cut-off value of US$28 NSR/t and US$30 NSR/t.
3.	Mineral resources are estimated using a long-term gold price of US$1,400 per ounce Au, and US$20 per ounce Ag.
4.	Metallurgical recoveries were 90% Au and 52% Ag for the Main+West Zone and 94% Au and 60% Ag for the North Zone.
5.	Silver equivalents are reported using a ratio of 70.
6.	Bulk density is 2.75 t/m3.
7.	Mineral resources that are not mineral reserves do not have demonstrated economic viability
8.	Numbers may not add due to rounding.

The estimates of mineral resources may be materially affected if mining, metallurgical, or infrastructure factors change from those currently anticipated at the Manh Choh Project. Although the Qualified Person had a reasonable expectation that the majority of inferred mineral resources could be upgraded to indicated or measured resources with continued exploration, estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories.

Peak Gold JV Property

The Peak Gold JV Property is located in the Tetlin Hills and Mentasta Mountains of eastern interior Alaska, 200 miles (300 kilometers) southeast of the city of Fairbanks, 12 miles (20 kilometers) southeast of Tok, Alaska and 90 miles from the Alaska-Canada border. The Tetlin Lease covers an area of 675,000 acres measuring approximately 50 miles (80 kilometers) north-south by 37 miles (60 kilometers) east-west. In addition to the Tetlin Lease, the property includes nearly 13,000 acres of contiguous state claims on its northwestern border. There are many roads and ATV accessible trails within the property, though all are private. The property is bordered to the north and east by the Alaska Highway and the Tok Cutoff Highway along its western edge. The road-accessible Manh Choh deposit is located 9 miles (15 kilometers) south of the Alaska Highway in the northwestern portion of the Tetlin Lease, covering an area approximately 0.5 mile by 0.5 mile situated just north of VABM Tetling (elev 3345 feet ASL). The deposit is 250 miles (400 kilometers) from the Fort Knox Milling Complex.

The Peak Gold JV Property is accessible via road connected to the Alaska Highway and via helicopter and via road. The 23-mile long Tetlin Village Road is an all-weather gravel road connecting the village with the town of Tok on the Alaska Highway. The majority of our Peak Gold JV Property is accessible only via helicopter, although many winter trails exist in the Tetlin Hills and Mentasta Mountains in the northern and southwestern parts of the properties, respectively. Winter trails link Tetlin Village to the village of Old Tetlin and continue south to the Tetlin River airstrip, a 1,500 foot long unmaintained gravel strip located in the Tetlin River Valley. Winter trails also provide access to the Tuck Creek valley from the village of Mentasta on the Tok Cutoff Highway.

Two seasonal dirt roads have been permitted and constructed to allow surface access to the Chief Danny gold-copper-silver prospect in the northern Tetlin Hills. Both of these roads begin along the Tetlin Village Road and extend to the Chief Danny project and access to both roads is controlled by gates at their junction with the Tetlin Village Road.

The paved Alaska Highway passes near the northern edge of the Peak Gold JV Property as does the southern terminus of the Taylor Highway where it joins the Alaska Highway at Tetlin Junction. The 23-mile long Tetlin Village Road provides year-round access to the northern Tetlin Hills, linking Tetlin Village to the Alaska Highway. Buried electrical and fiber-optic communications cables follow this road corridor and link Tetlin Village to the Tok power and communications grid. The Tok public electric facility is capable of generating up to 2 megawatts of power, and the nearest high capacity public electric facilities to the Peak Gold JV Property are in Delta Junction, 107 miles northwest of the Peak Gold JV Property and Glennallen, 138 miles southwest of the Peak Gold JV Property. The Company does not have any plant or equipment at the Peak Gold JV Property, and relies on contractors for the Peak Gold JV to perform work. The Company does not believe the Peak Gold JV Property was explored for minerals prior to exploration activities of the Company and the Peak Gold JV.

The maps below depicts the Peak Gold JV Property and the State of Alaska mining claims owned by the Company:

Alaska
Tanacross
Tok
Manh Choh - North Manh Choh
Deposits
Tetln
Mentasta Lake
Northway Junction
Slana
N
Tetlin Lease
State Claims
0
30
kilometers

Tetlin Lease

Juneau Exploration, L.P. (“JEX”) entered into the Tetlin Lease with the Tetlin Tribal Council, effective as of July 15, 2008. In November 2010, the Tetlin Lease was assigned to the Company and in January 2015, the Tetlin Lease was assigned to the Peak Gold JV. The Tetlin Lease’s current term extends to July 5, 2028, and for so long thereafter as the Peak Gold JV continues conducting exploration or mining operations on the Tetlin Lease.

The Peak Gold JV was required to spend $350,000 per year annually until July 15, 2018 in exploration costs pursuant to the Tetlin Lease. Exploration expenditures to date under the Tetlin Lease have satisfied this work commitment requirement for the full lease term, through 2028, because exploration funds spent in any year in excess of $350,000 are credited toward future years’ exploration cost requirements. The Tetlin Lease also provides that the Peak Gold JV will pay the Tetlin Tribal Council a production royalty ranging from 3.0% to 5.0% should the Peak Gold JV deliver to a purchaser on a commercial basis precious or non-precious metals derived from the properties under the Tetlin Lease. The Company had previously paid the Tetlin Tribal Council $225,000 in exchange for reducing the production royalty payable to them by 0.75%. These payments lowered the production royalty to a range of 2.25% to 4.25%. The Tetlin Tribal Council had the option to increase its production royalty by (i) 0.25% by payment to the Peak Gold JV of $150,000, (ii) 0.50% by payment to the Peak Gold JV of $300,000, or (iii) 0.75% by payment to the Peak Gold JV of $450,000. The Tetlin Tribal Council exercised the option to increase its production royalty by 0.75% by payment to the Peak Gold JV of $450,000 on December 31, 2020. In lieu of a cash payment, the $450,000 will be credited against future production royalty and advance minimum royalty payments due by the Peak Gold JV to the Tetlin Tribal Council under the lease once production begins.

Until such time as production royalties begin, the Peak Gold JV will pay the Tetlin Tribal Council an advance minimum royalty of approximately $75,000 per year, plus an inflation adjustment. Additionally, the Peak Gold JV will pay Royal Gold a production royalty of 3.0% should it deliver to a purchaser on a commercial basis gold or associated minerals derived from the Tetlin Lease.

Exploration Overview

To date, our exploration activity has been concentrated on the Peak Gold JV Property, with such activity undertaken by the Peak Gold JV.  The Peak Gold JV plans to mine ore from the Manh Choh Project on the Peak Gold JV Property, and then process ore at the existing Fort Knox milling complex located approximately 400 km away, as further described below.

The Peak Gold JV spent approximately $15.8 million on the 2021 drilling program and completed approximately 33,000 ft. of drilling on the Manh Choh Project in 2021.  The majority of the drilling was directed towards in-fill drilling to support a detailed mine plan and feasibility study with additional drilling to support on-going geotechnical, metallurgical, environmental studies and water quality data collection. In addition, the Peak Gold JV submitted a permitting package to the US Army Corps of Engineers for the Wetlands Dredge and Fill permit, also known as a 404 permit, just prior to the end of 2021.  On December 17, 2021, the Peak Gold JV initially approved a budget of $47.9 million for its 2022 program.  At a meeting of the Management Committee of Peak Gold JV held on February 14, 2022, Kinross presented updated information that resulted in a decrease in its 2022 spending program to approximately $26 million.  However, on August 4, 2022 the Management Committee voted to increase the 2022 budget to $39.6 million, of which our total share is $11.9 million.  The 2022 budget covers the following areas of work: feasibility study, permitting, on-going environmental monitoring, community engagement, engineering, early construction, and exploration.  The Peak Gold JV released a feasibility study in July 2022.  Also, in July 2022, Kinross announced that the Kinross Board made a decision to proceed with development of the project.

According to information released by Kinross, aggregate capital expenditures for the Peak Gold JV to execute the development plan will be approximately $182 million, including $30 million for the purchase the highway ore transport fleet, resulting in approximately $54.5 million in capital contributions attributable to the Company's 30% interest.  Average All-in Sustaining Costs (AISC) are estimated by Kinross at $900 per Au eq. oz. (which includes the Fort Knox Toll processing costs), which would result in a margin of over an $800 per ounce at today’s approximate $1700 gold price.  The early works program has begun at the project, with camp refurbishments, earthworks and road construction now underway. Kinross, on behalf of the Peak Gold JV, is also continuing its comprehensive community programs and prioritizing local economic benefits as it develops the project. Permitting activities are advancing, with major permits submitted in December 2021 and regulatory reviews well underway. Kinross believes that production is expected to commence at Manh Choh in the second half of 2024, with a mine plan that consists of two small, open pits that will be mined concurrently over 4.5 years.

From inception to June 30, 2022, the Peak Gold JV has incurred $70.6 million in exploration program expenditures. As of June 30, 2022, the Company has contributed approximately $18.0 million in cash to the Peak Gold JV. After the consummation of the Kinross Transactions, the Company holds a 30.0% membership interest in the Peak Gold JV, with Kinross, holding the other 70.0%. Kinross is a large gold producer with a diverse global portfolio and extensive operating experience in Alaska. In connection with the Manh Choh Project, Peak Gold JV plans to mine ore from the Main and North Manh Choh deposits and then transport the ore to the Kinross-owned Fort Knox operation located 250 highway miles (400 km) from the Peak Gold JV Property where the ore will be processed at the existing Fort Knox mining and milling complex. The use of the Fort Knox mill is expected to accelerate the development of the Peak Gold JV Property and result in significantly reduced upfront capital development costs, smaller environmental footprint, a shorter permitting and development timeline and less overall execution risk for the Peak Gold JV Property.  However, the Peak Gold JV has not yet established known mineral reserves on the Peak Gold JV Property, and the proposed program remains exploratory in nature.

The exploration effort on the Tetlin Lease for the Manh Choh Project has resulted in identifying two prospective mineral deposits (Main and North Manh Choh) and several other gold and copper prospects following drilling programs starting in 2011. Surface, bedrock, and stream sediment data on the Tetlin Lease as well as on the Eagle, Hona and Tok state of Alaska claims adjacent to the Tetlin Lease have been gathered during the summer exploration programs. There was no exploration program in 2014 or 2020. None of the exploration targets are known to host quantifiable commercial mineral reserves and none are near or adjacent to other known significant gold or copper deposits. There has been no recorded past placer or lode mining on Peak Gold JV Property, and the Company and the Peak Gold JV are the only entities known to have conducted drilling operations on the Peak Gold JV Property.

The majority of the Peak Gold JV Property is hosted within the Yukon-Tanana Terrane (“YTT”), a regionally extensive package of metamorphic rocks. Rocks of the YTT on the Peak Gold JV Property consist primarily of more deformed, higher temperature metamorphic rocks on the northern third of the project and less deformed, lower temperature metamorphic rocks to the south. Country rocks on the Peak Gold JV Property are intruded by granitic rocks that have not been well mapped. Large-scale structural features within the Peak Gold JV Property are closely tied to movements along the Tintina-Kaltag and Denali-Farewell fault systems, two continental-scale faults between which are a series of district and prospect-scale northeast, northwest and east-west structures. Limited exposures in the northern half of the property make identification of these structures difficult. Prospect to hand-sample scale folding has been noted throughout the project area.

Although alpine glaciation has affected elevations above 4,500 feet on the southern edge of the Peak Gold JV Property, most of the Peak Gold JV Property escaped Pleistocene continental glaciation. However, due to its proximity to continental glaciers to the north and east, the Peak Gold JV Property was covered by a variable thickness of wind-blown silt ranging up to 10 meters thick. This extremely fine-grained, metal-barren silt effectively masks the geochemical signature of underlying bedrock containing gold-copper-silver mineralization. Following deposition of this silt layer, the Peak Gold JV Property was subject to an extensive period of surface weathering, which now extends 200-300 feet below surface.

From a regional perspective, the Peak Gold JV Property is located in the Tintina Gold Belt in rocks that are highly prospective for gold deposits as well as porphyry copper-molybdenum-gold deposits. These two genetically different types of mineralization overlap in eastern Interior Alaska and the western Yukon Territory and are host to dozens of known prospects, deposits and active mines. In addition, rocks on the southern edge of the Peak Gold JV Property are prospective for nickel-copper-platinum group element deposits. Prior to its discovery in 2009, the style of mineralization discovered on the Chief Danny prospect on the Peak Gold JV Property was unknown in Interior Alaska. Diamond drilling results which began in 2011 have revealed the presence of a distinctive suite of elements and minerals at the Main Manh Choh, North Manh Choh and Discovery Zones that do not match the typical characteristics of gold deposits of the Tintina Gold Belt but do share several diagnostic characteristics of gold-copper-silver skarn deposits, possibly as part of a larger porphyry copper-molybdenum-gold system. “Skarn” is a term that refers to a distinctive class of mineral deposits formed where limestone-bearing rocks are intruded by hot, fluid-bearing granitic rocks. The Main Manh Choh and North Manh Choh Zones mineralization most closely resembles the gold-sulfide skarns mined at the Fortitude deposit in the Battle Mountain Mining District of central Nevada.

Exploration Activity and Targets

Chief Danny Prospect Area. The Chief Danny Prospect Area currently is the most advanced exploration target on the Peak Gold JV Property and is comprised of several distinct mineralized areas: the Main Manh Choh Zone, Discovery Zone, West Peak Zone, North Manh Choh Zone, Saddle Zone and the 7 O’clock area. The Chief Danny prospect was discovered during rock, stream sediment and pan concentrate sampling in 2009 and since then has been explored using top of bedrock soil auger sampling, trenching, ground IP geophysics, airborne magnetic and resistivity surveys and core drilling. Results from this work indicate the presence of a zoned metal-bearing system consisting of a gold-copper-iron enriched core covering six square miles at Chief Danny South (includes Main Manh Choh, Discovery, West Peak, and North Manh Choh) and a fault-offset arsenic-gold enriched zone to the north covering three square miles at the Saddle Zone. The Company has conducted extensive drilling on the Main Manh Choh, North Manh Choh, and West Peak Zones. The Company has also conducted some environmental base line studies on the areas surrounding the Chief Danny prospect, as well as airborne magnetic and resistivity programs. From 2009 through June 30, 2022, the Company conducted field-related exploration work at the Chief Danny Prospect, including collecting the following samples:

Year	Program	Core Samples	Rock Samples	Soil Samples	Pan Con Samples	Stream Silt Samples	Core (feet)	IP/Geophysics (kilometers)	Trenching (feet)
2009	Chief Danny	—	958	33	94	11	—	—	2,330
2010	Chief Danny	—	613	760	668	795	—	14	—
2011	Chief Danny	1,267	20	688	—	—	8,057	3,957	—
2012	Chief Danny	5,223	82	1,029	—	—	36,006	—	—
2013	Chief Danny	8,970	14	1,406	85	278	47,081	2,414	—
2014	Chief Danny	—	—	—	—	—	—	—	—
2015	Chief Danny	8,352	133	—	—	—	46,128	—	—
2016	Chief Danny	10,450	21	694	—	—	67,336	24	—
2017	Chief Danny	11,864	112	975	408	408	59,347	48	—
2018	Chief Danny	2,973	402	63	45	9	20,307	80	—
2019	Chief Danny	1,575	839	1,563	18	—	10,079	1,049	—
2020	Chief Danny	—	—	—	—	—	4,575	—	—
2021	Chief Danny	—	—	—	—	—	33,010	—	—
2022	Chief Danny	—	223	518	—	607	—	—	—
	Total	50,674	3,417	7,729	1,318	2,108	331,926	7,586	2,330

The map below depicts the location of the core holes drilled in the East Peak and North Saddle zones.

The image below shows the approximate location of in-fill, geotechnical, hydrological and metallurgical drill holes during the $18 million 2021 Peak Gold, LLC program.  The objective of the program is to advance the feasibility study and permitting for the Main and North Manh Choh deposits.

2022 Drilling Program.  The 2022 drilling program is expected to include 8,500ft of drilling, a stream sediment reconnaissance program, and gravity geophysics survey. The Reconnaissance program began on June 16, 2022.  To-date, 1,348 samples have been collected (607 stream sediment samples, 518 soils samples, and 223 rock samples).  All analytical results are pending at this time.  Drilling is planned to begin in mid-September with pre-construction starting during August.

2021 Drilling Program.  Through December 31, 2021, the Peak Gold JV had spent approximately $15.8 million on drilling, environmental and permitting work, engineering studies, community relations, and other related work.  The Peak Gold JV’s 2021 drilling program began in late February 2021.   In  2021, the Peak Gold JV also completed the geotechnical drilling that it began in the last quarter of 2020.  The geotechnical information collected will be incorporated into the overall pit design and mine plan.  During 2021, the Peak Gold JV also completed 33,010 core ft. of in-fill drilling, condemnation drilling, exploration, and drilling of a monitoring well.

During the last calendar quarter of 2021, the Peak Gold JV continued its efforts surrounding permitting, continued progressing on the feasibility study including mine planning and infrastructure engineering, and it also started planning and undertaking supply chain activities for early works construction in 2022.

2020 Drilling Program.  During the quarter ended December 31, 2020, the Peak Gold JV spent approximately $3.0 million on drilling, metallurgical testing, environmental and permitting work, engineering studies, and other related work.  The Peak Gold JV commenced drilling on November 22, 2020 and continued through December 19, 2020.  The Peak Gold JV completed 10 core holes for metallurgical testing with a total drill length of approximately 2,800 ft.  Three geotechnical holes were completed with total drill length of approximately 1,800 ft.

The map below shows the location of the 2020 and 2021 drilling program:

Geochemical Analysis and Security

All samples from the Phase II and III 2017 program, Phase I 2018 program, and the 2019 program were prepared for assay by Bureau Veritas Minerals at their facilities in Fairbanks, Alaska and analyzed at their Vancouver, British Columbia and Reno, Nevada facilities. Analytical work consisted of gold by fire assay with atomic absorption finish plus multi-element inductively coupled plasma atomic emission spectrography (ICP-AES) analyses using 4-acid digestion. All samples collected in the Phase II and III 2017, Phase I 2018, and the 2019 program were cataloged in the field and shipped via ground transport directly to Bureau Veritas Minerals’ preparation facility in Fairbanks by an Avalon contractor. The Company believes the parties working on sampling of the Peak Gold JV Property followed industry accepted procedures for sample preparation, analysis and security.

All samples from the 2020 and 2021 programs were prepared and analyzed by ALS Minerals. Receipt and sample preparation was performed at their facilities in Fairbanks, Alaska, and Whitehorse, Yukon. A third-party expeditor was contracted to move the samples from Tok to the ALS Minerals sample preparation facilities, in Fairbanks, Alaska and Whitehorse, Yukon. Pulps samples were analyzed at both the Reno, Nevada, and Vancouver, British Columbia laboratories. Analytical work consisted of; gold by fire assay, with an atomic absorption (AA) finish, gold by fire assay with gravimetric finish, for all assays greater than 5 ppm Au, multi-element determination for 34 elements by 4-acid digest and inductively coupled plasma-atomic emission spectroscopy (ICP-AES). A subset of samples were selected for carbonate determination, by perchloric acid and coulometric titration. Samples were collected at the leased warehouse in Tok, Alaska.

Sampling, Analysis and Security

During 2019, Avalon inserted 88 blanks, 397 standards, 54 duplicates and 54 replicates into the flow of rock, soil, RC and drill core samples prior to shipment to the analytical labs. Blanks consisted of Browns Hill Quarry basalt. Twenty different commercial standards provided by Analytical Solutions and Rocklabs were used during 2019 (through August 23, 2019). Values in these standards ranged from 0.016 ppm to 6.66 ppm gold. The quality assurance/quality control procedure was completed on-site at the Avalon warehouse in Tok, Alaska.

During 2020 and 2021, prior to shipping, reverse circulation and drill core samples staff inserted blanks and standards at a rate of 5% and collected field duplicates at a rate of 3% of total sample volume. ALS Minerals collected and analyzed 0.5% of samples as crush duplicates and 2% of samples as pulp duplicates, per the sample preparation procedures. Blank material was sourced of Brown’s Hill Quarry Basalt. Certified reference material (CRM) for gold were sourced from OREAS, as prepackaged 60g satchets. For the 23 different CRM materials used, the gold concentration, ranged from 0.016 ppm to 7.66 ppm Au. The quality assurance/quality control procedure was completed by Kinross staff.

Community Affairs

In April 2015, the Peak Gold JV entered into a Community Support Agreement (as amended, the “Support Agreement”) with the Tetlin Village for a one-year period, which was extended for two additional two-year periods under the same terms. Under the extended Support Agreement, the Peak Gold JV provided payments to the Tetlin Village four times during the year for an aggregate amount of $110,000 through January 1, 2017, and an additional $100,000 each year through January 1, 2020. The Support Agreement has been extended for two additional one-year periods under the same terms. Under the most recent extension, dated January 1, 2022, the Peak Gold JV will provide payments to the Tetlin Village four times during the year for an aggregate amount of $100,000 per year through January 1, 2024. The Support Agreement defines agreed uses for the funds and auditing rights regarding use of funds. In addition, the Peak Gold JV supports the Tetlin Village in maintenance of the village access road, which is used by the Peak Gold JV in furtherance of the Manh Choh Project.

Lucky Shot Property

Location of and Access to the Lucky Shot Property

The Lucky Shot Property, acquired by the Company through its acquisition of Alaska Gold Torrent, LLC in August 2021, covers three former producing gold mines in the Willow Mining District located in the southern Talkeetna Mountains of south central Alaska and covering an area of approximately 175 square kilometers. The three former mines include the Coleman, Lucky Shot and War Baby mines, located along a continuous low angle structural zone occupied by a series high-grade quartz vein hosting free gold and minor sulfide and telluride mineralization. The Lucky Shot property consists of a mine site located 180 kilometers (112 miles) north of Anchorage, Alaska, and a processing site located about 48 kilometers (30 miles) west of the mine site, on the Parks Highway. The Lucky Shot property includes 725 acres of patented mining claims and 7,865 acres of State of Alaska mining claims totaling approximately 8,590 acres which cover three former producing gold mines in the Willow Mining District located in south central Alaska. The claim block is an irregular shape measuring up to 6 miles east-west and up to 2.5 miles north-south. Elevations of the property range from approximately 2,600 feet ALS along Craigie Creek to peaks at Bullion Mountain (5,100 feet ASL) and Lucky Shot Ridge (4,880 feet ASL). Infrastructure in the area is excellent with road access between the mine site and plant site via unsealed secondary road, sealed two-lane highway, and the four-lane Parks Highway connecting Anchorage and Fairbanks.

Geology

The Willow Creek Mining District straddles the margin of a granodiorite batholith that forms the Talkeetna Mountains and is bounded on the south by the Castle Mountain fault system.  The Lucky Shot vein system was determined to be continuous from the War Baby to the Coleman across the project area – a distance of approximately 1.6 kms (1 mile), with two high-angle faults structures segmenting the vein into three blocks (i.e. the Coleman block, Lucky Shot block and War Baby block).  A third fault structure further east was determined to separate the War Baby block from drilling that intersected the vein structure in what is known as the Murphy block – extending the known vein structure another 600 meters (~2000’) further east. Between the Coleman and War Baby mines the vertical and lateral offset is a few meters up to tens of meters which allowed historic mining to continue across faults in a near-continuous manner. This similar magnitude of vertical and lateral displacement is defined as an oblique-slip fault and is typical of a transpressional structural environment.  District geologic mapping shows that the Castle Mountain fault is a major regional strike slip fault and that the Hatcher Pass Fault is a sympathetic fault that places a thick section of Cretaceous schists up against a rigid body made up of the late Cretaceous Willow Creek batholith.  The Company believes the contact environment between these two disparate lithologies is an ideal location for low angle, listric fault-controlled quartz vein hosted gold deposits, characteristic of the Willow district.

The three historic mines at the Coleman, Lucky Shot and War Baby properties are controlled by a continuous low angle, listric fault zone occupied by a series of quartz veins and sheared breccia zones from 1 meter wide up to several meters in width.  The veins are hosted by a granodiorite composition intrusive rock which is part of the Willow Creek batholith described above.  The quartz veins are central to a broader alteration zone that extends tens of meters adjacent to the veins and consists of sericite, chlorite, albite, leucoxene, and ankerite/siderite.  The quartz veins contain native gold, pyrite, arsenopyrite, tetrahedrite-tennantite, sphalerite, galena, and various telluride minerals (coloradoite and nayagite have been identified).

The mines located in the Lucky Shot Property have historically produced minerals prior to their shut down in 1942 due to the World War II effort, after which little happened on the property until the 1980s when Enserch Exploration conducted an exploration program which included soil sampling, drilling, and underground exploration. The property was subsequently explored by several other entities before the Company acquired the property in 2021.

A Qualified Person has not done sufficient work to classify any historical estimates for the Lucky Shot Property in connection with past mineralization operations as a current estimate of mineral resources, mineral reserves or exploration results.

The Company’s Exploration Plan

The Company has established access to the underground workings of the Lucky Shot tunnel in order to drill what it believes to be the down-dip extension of the Lucky Shot and Coleman mines.  The Company has now refurbished and extended the Enserch tunnel to a total of 2405 feet. The Company has completed four holes that have each intersected what it believes to be the Lucky Shot vein, subject to pending assays. This will allow placement of two exploration drifts east and west of the Enserch tunnel parallel to, and in the footwall of the believed Luck Shot vein from which drill stations will be completed to allow detailed drilling of the area. The Company plans to then embark on a three-phase exploration plan. Phase 1 is expected to include 600 meters (~2,000’) of new 3mx4m (10’x12’) drift parallel to the believed vein. This will allow the Company to establish underground drill stations which can be used to conduct a detailed fan drilling program infilling mineralized area. This is the area that was identified by prior by previous operators. The Company estimates that 3,000 meters (~10,000’) of diamond drilling will be necessary to define resources that could meet standards for disclosure.

Contango Minerals Property

Compared to the exploration activities conducted to date on the Peak Gold JV Property, the Company, through its subsidiaries, has performed significantly less exploration work on the mining claims wholly owned by Contango Minerals, consisting of the Triple Z, Eagle/Hona, Shamrock, and Willow projects, all of which remain in the exploration stage. Field work on the Eagle/Hona and Shamrock prospects began in July 2021.

Triple Z Prospect

The Triple Z claims were originally staked in 2009 and the claim block expanded in 2011, and again in 2019, with the claim block now covering an area of approximately 14,800 acres immediately adjacent to the Alaska Highway to the south and west, and the Taylor Highway to the north and east. The center of the Triple Z claim block is located 15 miles northeast of the Manh Choh deposit and 5 miles northeast of Tetlin Junction, where the Taylor Highway intersects the Alaska Highway. The claims cover an area of 14,810 acres with elevations ranging from 2,000 to 3,200 feet ASL. The property, including prospects known locally as the Triple Z, Dennis, Ladue, Asarco and Tok, covers an irregular area measuring up to 4 miles north-south by 8 miles east-west. An ATV-accessible trail leads from the Taylor Highway to the center of the claim block where drilling was conducted in 2012.

The area was identified as prospective for porphyry copper-gold-silver-molybdenum mineralization based on regional government sponsored stream sediment sampling. Surface rock (82 samples) and soil samples (115 samples) were collected in 2009. Follow up auger soil sampling completed between 2009 and 2011 identified a large-scale copper-gold-silver-molybdenum anomaly centered along a low-profile ridge with little to no outcrop. An airborne magnetic and resistivity survey conducted over the area in 2011 showed a coincident magnetic low and resistivity high (classic porphyry signatures) over the geochemically anomalous area. A follow up Induced Polarization (“IP”) survey conducted in 2019 across four orthogonal lines and outlined multiple IP anomalies broadly coincident with the soil and mag/resistivity anomalies. Drilling was completed in 2012 (before the IP survey) with six core holes drilled to depths ranging from 230 meters (755 feet) to 380 meters (1246 feet). Holes 1202 and 1204 encountered several zones of anomalous copper, gold and silver.

The Company has exploration targets that have not yet been drilled because the Company is waiting for a land transfer to be completed between the Bureau of Land Management and the State of Alaska. The Company has been working with the State and Federal agencies to prioritize this transfer because of the highly prospective drill-ready target. During the second half of 2021, the State of Alaska completed a topographic survey to re-establish survey boundaries that were destroyed due to wildfires. The recent survey was required to complete the land transfer from the Federal government to the State of Alaska. With completion of the survey, the Company expects  the land transfer to take place in 2022. Once the land transfer is completed, the drill permits can be approved by the State Department of Natural Resources. After that, the Company expects to be in a position to begin drilling.

Eagle/Hona Prospect

The Eagle/Hona prospect consists of two claim blocks, the Eagle and Hona blocks, which are immediately adjacent to each other and which the Company treats as a single prospect. The center of the Eagle/Hona claim block is located 18 miles west of the Manh Choh deposit, on the west side of the Tok Cutoff Highway. The claim block size is an irregular shape covering an area measuring up to 17 miles north-south by up to 10 miles east-west and includes prospects known under the names Hona, Noah, Natahona, Eagle and Mt. Neuberger. The property is currently accessible only via helicopter but is adjacent to the State maintained all-weather Tok Cutoff Highway, which leads to the Glenn Highway route to Anchorage. The claim block sits at elevations ranging from 1,800 to 6,742 feet ASL, including VABM Lookout, the summit of Mt. Neuberger, and VABM Hona.

The 64,800-acre Eagle claim block was staked in 2012 and 2013 to cover favorable stratigraphy mapped along trend by state geologists. The Eagle block is underlain by similar geology as the northern Tetlin Hills and limited reconnaissance stream sediment and pan concentrate samples collected by Federal government agencies in the 1970’s revealed widespread copper and arsenic (a pathfinder element for gold) anomalies within the area now covered by the Eagle claims (gold was not analyzed for in the original government sampling). In 2013, a reconnaissance level stream sediment and pan concentrate sampling program was completed over most of the southern part of the Eagle claim block and identified an area over 10 kilometers along a northwest corridor where every creek draining the northeast slopes of the mountains are strongly anomalous in gold, arsenic and copper. Further sampling continued along the northwest trend shows additional anomalous creeks up towards the Dome prospect, albeit far fewer streams have been sampled.

The claim block that makes up the Hona portion of the Eagle/Hona prospect is located on Alaska state mining claims approximately 25 kilometers west of the Main Peak deposit and is immediately adjoining the Eagle claim block. A reconnaissance program was carried out on the Hona claim block in 2017, which consisted of 363 pan concentrate and 364 stream sediment samples. Anomalous gold and copper values were found during the 2017 program and in 2019 when follow-up reconnaissance work was completed. This effort consisted of taking 615 rock chip samples and surface mapping. The two programs identified three target areas, Hona 1, Hona 2 and Hona 3. Exploration drilling in 2019, consisting of two core holes, totaling 1,301 meters, tested a portion of the Hona 2 target. As part of the 2019 program, 1,006 line-km of helicopter-borne magnetic and VTEM survey was completed over a portion of the Hona Prospect.

Exploration activities on the Eagle/Hona prospect are still in the early stages, and follow up field exploration on the project began in July 2021.  The Company carried out a detailed reconnaissance of the northern and eastern portions of the claim block that had not previously been detailed-sampled. Due to the steep topography, a helicopter was used to execute the program safely. The Company collected 2084 surface rock chip samples (including 97 trench samples) and 62 pan concentrate samples. Follow up geologic mapping and sampling is planned for the summer of 2023.

The map below depicts the location of the two core holes drilled at the Hona 2 target along with rock chip sampling results and surface geology.

377000
378000
379000
380000
381000
382000
7006000
7005000
7004000
7003000
7002000
Hona 3
Hona 2
Hona 1
2019 Drill Holes
Kennecott Collars
Rock Chip Au (ppm)
Below Detection
0.01 - 0.25
0.26 - 0.50
0.51 - 1.00
1.01 - 2.00
2.01 - 12.50
LITHOLOGY
Skarn
Granodiorite
Quartz-mica schist
7.232
HN19001
2.533
5.095
HN19002
1.427
2.053
9.623
12.5
3.69
0
200
400
Meters
N
0
0.5
1
Kilometers

Significant Drill Intercepts from the 2019 Program. Sample intervals are calculated using 0.5 grams per tonne (gpt) lower cut off for gold with no internal waste less than cutoff grade that is greater than 3 meters in thickness. Intercepts shown are drill intercept lengths. True width of mineralization is unknown. The grade cutoff for gold (Au) is 0.5 gpt; for silver (Ag) is 10 gpt; and for copper (Cu) is 0.1%. The following table summarizes the significant drilling results obtained for the complete 2019 Program:

DrillHole	Zone	From (meters)	To (meters)	Interval (meters)	Au_gpt	Au_opt	Ag_gpt	Cu %
HN19001	Hona 2	32.00	35.05	3.05	1.01	0.029	1.4	0.027
HN19001	Hona 2	436.17	440.89	4.72	0.80	0.023	-	0.025
HN19001	Hona 2	452.78	460.71	7.93	0.88	0.026	0.4	0.034
HN19002	Hona 2	224.33	227.38	3.05	0.59	0.017	-	0.012
HN19002	Hona 2	339.09	342.29	3.20	1.23	0.036	1.3	0.046
HN19002	Hona 2	369.27	373.56	4.29	0.55	0.016	-	0.028
HN19002	Hona 2	396.85	399.04	2.19	0.93	0.027	1.7	0.024
HN19002	Hona 2	445.24	446.53	1.29	3.05	0.089	0.8	0.029
HN19002	Hona 2	612.65	629.67	17.02	0.41	0.012	5.4	0.333

Shamrock Prospect

In early 2021, the Company staked the Shamrock prospect in the Richardson Mining District located in central Alaska right along the Alaska Highway corridor. These claims lie in the heart of the Richardson Mining District, located in central interior Alaska. Several exploration targets are located within the claim block, including the Shamrock, Banner and Hilltop prospects. The State of Alaska mining claims cover approximately 52,700 acres with elevations ranging from approximately 1,000 feet ASL to 3,023 feet ASL at VABM Buck. The claim block is an irregular shape measuring up to 15 miles east-west and up to 6.2 miles north-south. The location of the Shamrock claims is approximately 50 miles south of Fairbanks, Alaska along the Richardson Highway. The property can be accessed via two unpaved roads off the Richardson Highway at milepost 292.5 and milepost 314. The project area is cut by several unpaved roads and ATV trails, providing access to the interior of the property. The Shamrock claims are located 62 miles from Pogo and 75 miles from Fort Knox with outstanding infrastructure and access, including a high-voltage power line running along the north and south boundaries, as well as the Alaska Pipeline corridor trending ESE and WNW along the northern boundary.

The property includes a total of 361 Alaska state mining claims covering approximately 52,700 acres and gives the Company a dominant land position in the Richardson district (see the map below). The property has excellent infrastructure being right along the Alaska Highway and adjacent to the Trans Alaska Pipeline with several gravel roads and ATV trails providing good access to entire property. In addition, a high-voltage power line traverses along the southern property boundary. This electrical grid provides power to the Pogo gold mine operated by Northern Star Resources Limited which produced approximately 175,000 ounces of gold in 2020 and is located approximately 50 miles to the northeast of the Shamrock property. During the 2021 field season, field crews collected 835 soil samples using a power auger and 75 surface rock chip samples. Follow up trenching and detailed geologic mapping is planned for the summer of 2023.

Placer gold was discovered in the Richardson District on Tenderfoot Creek in 1905 and alluvial mining has continued intermittently until as recently as 2010. The Richardson District produced over 100,000 ounces of gold since the early 1900s. The Richardson District is characterized by gentle slopes and broad, alluvium-filled valleys. The area is unglaciated but largely overlain by windblown loess, generally a few meters in thickness but locally up to 50 meters thick.

The Shamrock prospect is underlain by a series of metamorphic schists and gneisses that make up the Lake George Subterrane of the more broadly distributed Yukon Tanana Terrane across interior Alaska and the Yukon, which is host to a number of large gold deposits. Peak metamorphism occurred around 110 million years. Retrograde metamorphism resulted in cooling, gneiss dome formation and a transition from ductile deformation of the metamorphic fabric to brittle deformation, as well as a series of low-angle shears across the region. Mid- Cretaceous extension resulted in regional uplift and denudation of the metamorphic gneiss domes. Post-uplift plutonic activity often occurs along the margins of these domes where zones of extreme thinning are common. Two ages of intrusive activity are noted at 105 Ma and 85 Ma. Both mid-Cretaceous intrusive rocks are genetically related to lode gold mineralization.

There are three types of gold deposit types that the Company plans to explore for on the Shamrock prospect: (1) Gold in the low angle quartz veins characterized as “Pogo Type” mineralization; (2) Intrusive Related Gold deposits (IRG) associated with igneous intrusions where they intersect deep seated crustal structures; and (3) high level rhyolite intrusive dikes associated clay and silica alteration which occurs in the Democrat and Banner Dikes areas of the property.

The Shamrock prospect was previously owned by Coeur Mining, who inherited the property as a result of acquiring Northern Empire Resource, which also owned the Sterling Gold Project located in Nevada. The Richardson property (as it was referred to by Coeur Mining) was non-core, and the claims were dropped in 2020. Based on historic activity, there are a number of well-defined soil anomalies with limited drilling that remain under-explored.

The map below shows the location of the Shamrock Prospect:

True North
Gil
Fort Knox
Fairbanks
Shamrock Project
Pogo
Delta Junction
Tok
Manh Choh
N
CONTANGO ORE
GOLD SILVER COPPER
Mine
Highway
RS2477 Trails
Secondary Roads
Trans Alaska Pipeline
Shamrock Property
Tetlin Lease
Contango 100% Owned Claims
Federal and State Claims
0
50
miles

Willow Prospect

The Willow claim block was staked by Contango ORE in August of 2021. The claims are located 168 kilometers (104.5 miles) north of Anchorage, Alaska, with a processing site located about 60 kilometers (37 miles) west of the claim block, on the Parks Highway. The property includes 8,000 acres of State of Alaska mining claims surrounding and including many historic gold mines and prospects. The claim block is an irregular shape measuring up to 5.5 miles east-west and up to 4.3 miles north-south. Elevations in the claim block range from about 2,000 feet ASL along Archangel Creek to 5,440 feet ASL at Murphy Ridge and The Pinnacle. The Willow claims can be accessed from the Willow Fishhook Road via Archangel Road, along the eastern side of the claim block, and Gold Chord Road on the west side. Infrastructure in the area is excellent with road access between the claim block and plant site via unsealed secondary road, sealed two-lane highway, and the four-lane Parks Highway connecting Anchorage and Fairbanks.

The Willow claims cover a number of historically active mines in the Willow Mining District that were all mandated to shut down as a result of the War Act in 1942. Very little exploration work has occurred since that time. The Company plans to conduct geologic mapping, geochemical sampling and geophysical surveys to identify potential exploration drill targets to find additional gold resources. Given the Willow claims’ location adjacent to the Lucky Shot Property, the Company treats these claims as an addition to, and expansion of, the Lucky Shot Property for purposes of its planned exploration activities.

The map below shows the location of the Willow Prospect:

Willow Project
Fern
Gold Top
Independence
Gold Bullion
Lucky Shot
Grubstake Gulch
25 miles to Willow
50 miles to Anchorage
N
Willow Claims
Historic Gold Mine
0
6
kilometers

Environmental Regulation and Permitting

Peak Gold JV Property

The Company believes that it and the Peak Gold JV are currently operating in compliance with all environmental regulations. While the Alaska Department of Natural Resources, Office of Project Management and Permitting coordinates the permitting of mine projects on state lands, it has no jurisdiction on Native American land such as the Tetlin Lease. However, the Peak Gold JV has voluntarily elected, with the concurrence of the Tetlin Tribal Council, to conduct its mineral exploration activities under the same terms and conditions as required on State of Alaska mining claims.

Hard Rock Exploration Permits and Temporary Water Use Permits covering past and planned activities on the Manh Choh Project were issued by the Alaska Department of Natural Resources to the Company and the Peak Gold JV and consist of the following multi-year permits (the “State Permits”):

1.

Alaska Hard Rock Exploration and Reclamation Permit #2626 covering exploration drilling activities on the Tetlin Lease. This permit now extends through December 31, 2025. Each year during the term of the permit, the Peak Gold JV will submit a reclamation statement detailing reclamation actions taken and a letter of intent to do reclamation for the following year.

2.

Alaska Temporary Water Use Permit F2020-093, allowing a seasonal average water use of 21,600 gallons per day during the period May 20 to October 15. The permit expires December 31, 2025. These water use authorizations are specific to Alaska Hard Rock Exploration permit #2626.

3.	Alaska Mining Permit Application (APMA) F192900 covering exploration activities for a 5-year period on the Hona Exploration Project was received on August 6, 2019.
4.

Alaska Department of Fish & Game (ADF&G), Habitat Division issued the Fish Habitat Permit FH19-III-0117 for activities associated with F192900 on June 4. The Fish Habitat Permit will expire on December 31, 2023.

5.	Alaska Department of Natural Resources (ADNR), Division of Mining, Land and Water issued a Temporary Water Use Authorization (TWUA) for the Hona exploration area on August 12, 2019.

The State Permits were issued to the Company and assigned to the Peak Gold JV to cover its access road, drill pad and core drilling impacts. The Company does not anticipate that the Peak Gold JV will require additional permits from the State of Alaska for the remainder of the 2022 calendar year. Reclamation of surface disturbance, if any, associated with our exploration activities is conducted concurrently where required.

The Peak Gold JV also has received a Clean Water Act Nationwide Permit #6, Permit #POA-2013-286, from the U.S. Department of the Army Corps of Engineers with respect to the Peak Gold JV’s intended drilling and access-related disturbances on wetlands within the Tetlin Lease, which is valid through December 31, 2022. However, such lands were classified as wetlands more than 20 years ago and much of the land covered by such permit has since been burned by natural wildfires. As a consequence of the wildfires and natural habitat changes that have taken place since the wildfires, the Peak Gold JV Property may no longer be considered wetlands according to Corps of Engineers guidelines.

The Company began collecting baseline environmental data on the Manh Choh Project in 2012, and the Peak Gold JV has continued this process. The Peak Gold JV has not developed a comprehensive environmental permitting strategy as the Manh Choh Project remains in an exploration stage. If and when its exploration work is significantly advanced that additional baseline environmental studies and prefeasibility studies are desirable, the Peak Gold JV will be required to expend considerable funds and resources for an environmental assessment and related studies to advance any mining project, including the Manh Choh Project.

Shamrock Prospect

Hard Rock Exploration Permits and Temporary Water Use Permits covering planned activities on the Shamrock Prospect were issued by the Alaska Department of Natural Resources to the Company and consist of the following multi-year permits (the “State Permits”):

1.

Alaska Hard Rock Exploration and Reclamation Permit #2849 covering exploration drilling activities on the Buck State Mining Claims. This permit now extends through December 31, 2025. Each year during the term of the permit, the Company will submit a reclamation statement detailing reclamation actions taken and a letter of intent to do reclamation for the following year.

2.

Alaska Temporary Water Use Permit F2021-083, allowing a seasonal average water use of 21,600 gallons per day during the period June 1 to October 31. The permit expires December 31, 2025. These water use authorizations are specific to Alaska Hard Rock Exploration permit #2849.

3.

Alaska Department of Fish & Game (ADF&G), Habitat Division issued the Fish Habitat Permit FH21-III-0147 for activities associated with F212849 on June 16, 2021. The Fish Habitat Permit will expire on December 31, 2025.

The State Permits were issued to Contango Minerals Alaska, LLC to cover its access road, drill pad and core drilling impacts. Reclamation of surface disturbance, if any, associated with our exploration activities is conducted concurrently where required.

Lucky Shot Property

Hard Rock Exploration Permits and Temporary Water Use Permits covering planned activities on the Lucky Shot Property were issued by the Alaska Department of Natural Resources to the Company and consist of the following multi-year permits (the “State Permits”):

1.

Alaska Hard Rock Exploration and Reclamation Permit #3003 covering exploration drilling activities on the Lucky Shot Property. This permit is effective through December 31, 2026. Each year during the term of the permit, the Company will submit a reclamation statement detailing reclamation actions taken and a letter of intent to do reclamation for the following year.

2.	Alaska Temporary Water Use Permit F2021-118. The permit expires December 31, 2026. These water use authorizations are specific to Alaska Hard Rock Exploration permit #3003.
3.	Driveway Permit #27495 issued by the State of Alaska Department of Transportation and Public Facilities.

Additional Permit Conditions

Any future mining operations undertaken by the Company or the Peak Gold JV are subject to local, state, tribal, and federal regulation governing environmental quality and pollution control, including air quality standards, greenhouse gas, waste management, reclamation and restoration of properties, plant and wildlife protection, cultural resource protection, handling and disposal of radioactive substances, and employee health and safety. Extraction of mineral ore is subject to stringent environmental, health, and safety regulation by state and federal authorities, including the United States Environmental Protection Agency (“EPA”), and may also be subject to additional regulation of local and tribal authorities. Such regulation can increase the cost of planning, designing, constructing, installing and operating mining facilities or otherwise delay, limit or prohibit planned operations.

Significant fines and penalties may be imposed for failure to comply with environmental laws. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances. In addition, the Company and the Peak Gold JV may be subject to claims alleging personal injury or property damages as a result of alleged exposure to hazardous substances or other environmental impacts.

The Federal Mine Safety and Health Act of 1977 and regulations promulgated thereunder, and the State of Alaska Department of Labor and Workforce Development, impose a variety of health and safety standards on numerous aspects of employee working conditions related to mineral extraction and processing operations, including the training of personnel, operating procedures and operating equipment. In addition, the Company and the Peak Gold JV may be subject to additional state and local mining standards. The Company believes that it and the Peak Gold JV currently are in compliance with applicable mining standards; however, the Company cannot predict whether changes in standards or the interpretation or enforcement thereof will have a material adverse effect on the Company’s or the Peak Gold JV’s business, financial condition or otherwise impose restrictions on its ability to conduct mining operations.

A typical time frame for baseline environmental studies and permitting for a gold mine in Alaska may take more than a decade. There are numerous state and federal permits and authorizations required from many different state and federal agencies. Federal legislation and regulations adopted and administered by the EPA and other governmental or tribal authorities, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, legislation such as the CWA, Safe Drinking Water Act, CAA, National Environmental Policy Act, Migratory Bird Treaty Act, Endangered Species Act, RCRA and CERCLA and various laws and regulations administered by the State of Alaska including the Alaska Department of Fish and Game, the Alaska Department of Environmental Conservation, Alaska Department of Transportation and Public Facilities and the Alaska Department of Natural Resources, have a direct bearing on exploration and mining operations conducted in Alaska. The scope, breadth and complexity of these regulations make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. The Alaska Department of Natural Resources coordinates the permitting of mining operations in the State of Alaska, has developed a process to integrate federal, state and local government requirements to obtain mine permits, and also provides an opportunity for public comment. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the U.S. Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

CERCLA, also known as the “superfund” law, and analogous state laws impose liability, regardless of fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the current or previous owner and operator of a site where a hazardous substance has been disposed and persons who disposed or arranged for the disposal of a hazardous substance at a site, or transported a hazardous substance to a site for disposal. CERCLA also authorizes the EPA and, in some cases, private parties to take actions in response to threats to the public health or the environment and to seek recovery from such responsible classes of persons of the costs of such an action. The Company’s and the Peak Gold JV’s mining operations may generate wastes that fall within CERCLA’s definition of “Hazardous Substances”, and, thus, subject the Company or the Peak Gold JV to CERCLA liability.

Finally, environmental, social, and governance (“ESG”) goals and programs, which typically include extralegal targets related to environmental stewardship, social responsibility, and corporate governance, have become an increasing focus of investors, shareholders and activists across many industries. While reporting on ESG metrics remains voluntary, access to capital and investors is likely to favor companies with robust ESG programs in place.  In addition, if ESG metrics and/or reporting become mandatory, the Company’s and the Peak Gold JV’s costs of planning, designing, constructing, operating, and maintaining their mining facilities and associated operations and the costs of their compliance obligations in connection with those facilities and operations could increase.

PART II

Item 9A.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.   As required by Rule 13a-15(b) of the Exchange Act, under the supervision and with the participation of our management, including our President and Chief Executive Officer and Chief Financial and Accounting Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of June 30, 2022. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

In connection with the preparation and filing of this Amendment No. 1, our President and Chief Executive Officer and Chief Financial and Accounting Officer re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures, taking into account the updated disclosures in the “Properties” section of, and the 2020 Technical Report Summary filed with, this Amendment No. 1 responding to Item 601(b)(96) and subpart 1300 of Regulation S-K (the “Mining Disclosures”). Based on this re-evaluation and solely as a result of the updated Mining Disclosures included in this Amendment No. 1, our President and Chief Executive Officer and Chief Financial and Accounting Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial and Accounting Officer, as appropriate, to allow timely decisions regarding required disclosures.

Because the Company has determined that it is not reasonably possible that the revision of the above-mentioned disclosures could result in a material misstatement of the financial statements, the Company has determined that its internal control over financial reporting was effective as of June 30, 2022 as set forth in the Original Filing. Management’s report on internal control over financial reporting is included in Item 9A of the Original Filing under the caption entitled “Management’s Report on Internal Control over Financial Reporting” and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.  We may make changes in our internal control procedures from time to time in the future.

This Annual Report on Form 10-K does not include an attestation report from Moss Adams LLP, the Company’s independent registered public accounting firm, regarding internal control over financial reporting. Management’s report was not subject to attestation by Moss Adams, LLP, pursuant to SEC rules that permit the Company to provide only management’s report in this Annual Report on Form 10-K.

PART IV

Item 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)         Financial Statements and Schedules:

The consolidated financial statements of the Company are set forth in pages 43 to 64 of the Original Filing. The financial statements of the Peak Gold JV, Peak Gold, LLC, are included as an exhibit to the Original Filing. No other financial statement schedules have been filed since they are either not required, not applicable, or the information is otherwise included.

(b)         Exhibits:

The following is a list of exhibits filed as part of this Amendment No. 1 pursuant to Item 601 of Regulation S-K. These exhibits should be read in conjunction with Item 15 of the Company’s Original Filing..

Exhibit Number	Description
23.1	Consent of Sims Resources, LLC.*
31.1	Section 302 CEO Certification.*
31.2	Section 302 CFO Certification.*
32.1	Section 906 CEO Certification.*
32.2	Section 906 CFO Certification.*
96.1

Technical Report Summary relating to the Peak Gold JV Property prepared for Contango ORE, Inc. and issued effective as of December 31, 2020 by Sims Resources, LLC and John Sims, C.P.G., as the qualified person (Filed as Exhibit 96.1 to the Company’s Form S-3, as filed with the Securities and Exchange Commission on October 26, 2021).*

101	Interactive Data Files.*
104	Cover Page Interactive Data File.*

*	Filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTANGO ORE, INC.
/s/ RICK VAN NIEUWENHUYSE	/s/ LEAH GAINES
Rick Van Nieuwenhuyse President, Chief Executive Officer, and Director (Principal Executive Officer)	Leah Gaines Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/RICK VAN NIEUWENHUYSE	President, Chief Executive Officer	February [●], 2023
RICK VAN NIEUWENHUYSE	(Principal Executive Officer)

/s/LEAH GAINES	Vice President, Chief Financial Officer, Chief Accounting Officer , Treasurer	February [●], 2023
LEAH GAINES	and Secretary
(Principal Financial and Accounting Officer)

/s/ BRAD JUNEAU	Chairman and Director	February [●], 2023
BRAD JUNEAU

/s/ JOSEPH COMPOFELICE	Director	February [●], 2023
JOSEPH COMPOFELICE

/s/ CURTIS FREEMAN	Director	February [●], 2023
CURTIS FREEMAN

/s/ RICHARD SHORTZ	Director	February [●], 2023
RICHARD SHORTZ